As filed with the Securities and Exchange Commission on June 6, 1995
                                                Registration No.
    ========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 ______________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                                 ______________

                         AMERICAN FINANCIAL CORPORATION
             (Exact name of Registrant as specified on its charter)

              Ohio                                      31-0624874
    (State or other jurisdiction of                (IRS Employer
    incorporation or organization)                 Identification Number)

                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2121
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                 ______________

                                JAMES C. KENNEDY
                      Deputy General Counsel and Secretary
                         American Financial Corporation
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               __________________

        Approximate date of commencement of proposed sale to the public:
      As soon as practicable after the effective date of this Registration Statement.
                               ___________________

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

                                          CALCULATION OF REGISTRATION FEE

                                                               Proposed Maximum
                                           Proposed Maximum    Aggregate           Amount of
     Title of Shares to    Amount to be    Offering Price      Offering Price      Registration
     be Registered         Registered      Per Unit (1)        (1)                 Fee
     ------------------    ------------    ----------------    ----------------    ------------
     9-3/4% Debentures
     due April 20, 2004     $50,000,000          99.25%           $50,000,000         $17,113

    (1) In accordance with  Rule 457(c) under the Securities Act of 1933, the proposed maximum offering price  has been computed based  on the  average of the  high and low prices  of the 9-3/4% Debentures due  April 20, 1995
    reported on May  31, 1995 on the  Pacific Stock Exchange.   Such value is
    used solely for the purpose of calculating the registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    ========================================================================

                    Subject to Completion, dated June 6, 1995

    PROSPECTUS
                                   $50,000,000
                         AMERICAN FINANCIAL CORPORATION
                      9-3/4% Debentures Due April 20, 2004

         This Prospectus relates to 9-3/4% Debentures due April 20, 2004 (the "Debentures") of American Financial Corporation ("AFC" or the "Company"). The Debentures are unsecured obligations of the Company, pay interest on April 20 and October 20 of each year, and may be redeemed at the option of AFC, in whole or in part, at prices declining each April 20 from 104.75% of principal amount in 1999 to 100% in 2002 and thereafter. The Debentures have no mandatory annual sinking fund requirements prior to maturity. See "Description of Debentures".

         Under an Indenture between AFC and Star Bank, National Association, as Trustee, up to $750 million principal amount of Debentures are authorized to be issued. The $50 million principal amount of Debentures which are the subject of this Offering were issued to certain funds and other accounts managed or advised by Fidelity Management and Research Company ("Fidelity" and, with the actual funds and accounts holding the Debentures, the "Selling Debentureholders"), in a private transaction in May 1995. Approximately $203.8 million principal amount of Debentures were issued in 1994 in an exchange offer for other AFC debentures then outstanding. Additional Debentures may be issued in future exchange offers or in other transactions. As of May 31, 1995, approximately $253.8 million principal amount of the Debentures were outstanding.

         The  Debentures  are  listed on  the  Pacific  and Cincinnati  Stock
    Exchanges and  also trade  in the  over-the-counter market.   See  "Price
    Range of Debentures".


         The Debentures to which this Prospectus relates may be offered to the public from time to time by the Selling Debentureholders. Fidelity is one of the leading securities and investment advising firms serving institutions, governments and individual investors in the United States. See "The Selling Debentureholders".

         The Company will receive none of the proceeds from the sale of the Debentures by the Selling Debentureholders but will pay all of the expenses of registration of the Debentures. The Debentures offered hereby may be sold from time to time directly by the Selling
    Debentureholders or through brokerage firms that may be deemed to be underwriters, dealers or agents. See "Plan of Distribution". If required, a Prospectus Supplement will be delivered setting forth the aggregate principal amount of Debentures being offered hereby, the identity of Selling Debentureholders and the terms of the offering, including the names of any brokerage firms that may be deemed to be underwriters, dealers or agents; any discounts, commissions and other items constituting compensation from Selling Debentureholders and any discounts, concessions or commissions allowed or paid to dealers; any indemnification by the Company of Selling Debentureholders or any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"); and the resulting net proceeds to Selling Debentureholders.


         See "Investment Considerations" for a discussion of certain factors that should be considered in connection with an investment in the Securities offered hereby.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June  ___, 1995.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Offering. This Prospectus does not contain all the information, exhibits and undertakings contained in the Registration Statement, to which reference is hereby made. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement. Reference is made to the exhibits for a more complete description of the matter involved. Such reports, proxy and information statements, the Registration Statement and other information filed with the Commission by AFC may be inspected at and obtained from the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Avenue, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. The Debentures are traded on the Pacific and Cincinnati Stock Exchanges. Reports can be inspected at the offices of the Pacific Stock Exchange at 115 Samsone St., 9th Floor, San Francisco, California 94104, Attention: Records Department and at the offices of the Cincinnati Stock Exchange at 400 S. LaSalle Street, Chicago, Illinois 60605.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission (File No. 1-7361) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended (the "Annual Report").

         2.      The  Company's Current  Report on  Form  8-K dated  April 7,
                 1995.

         3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995
                 (the "Quarterly Report").

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from the Company at the address and phone number set forth below.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or verbal request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to American Financial Corporation, One East Fourth Street, Cincinnati, Ohio 45202, Attention: Treasurer, Telephone (513) 579-2494.

                               SUMMARY INFORMATION

         This summary is qualified by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Prospectus.

                                   The Company

         American Financial Corporation ("AFC") is a holding company operating through wholly-owned and majority-owned subsidiaries and other companies in which it holds significant minority ownership interests. These companies operate in a variety of financial businesses, including property and casualty insurance, annuities, and portfolio investing. In nonfinancial areas, these companies have substantial operations in the food products industry and radio and television broadcasting. AFC was incorporated as an Ohio corporation in 1955. Its address is One East Fourth Street, Cincinnati, Ohio 45202 and its phone number is (513) 579-2121.

         On March 23, 1995, shareholders of American Premier Underwriters, Inc. ("APU") approved the merger of AFC with a newly-formed subsidiary of American Premier Group, Inc. ("American Premier"). The merger was completed on April 3, 1995 (the "Merger"). American Premier was formed to own 100% of the common stock of both AFC and APU. In the Merger, Carl H. Lindner and members of his family who owned 100% of the common stock of AFC exchanged their AFC common stock for approximately 55% of American Premier voting common stock. Former shareholders of APU received the other 45% of American Premier's voting common stock. AFC and its subsidiaries own approximately 18.7 million shares of American Premier common stock which, as long as AFC is owned by American Premier, generally will not be eligible to vote.

         Shareholders of American Premier approved a proposal to change its corporate name to "American Financial Group, Inc." at its annual meeting held on June 6, 1995.

                                  The Offering

    Issue                         $50,000,000  principal  amount  of   9-3/4%
                                  Debentures due April 20, 2004

    Interest Payment Dates        April 20 and October 20


    Optional Redemption           The  Debentures  may  be  redeemed  at the
                                  option of the Company, in whole or in part, at prices declining each April 20 from 104.75% of principal amount in 1999 to 100% in 2002 and thereafter.

    Use of Proceeds               The Company will  not receive any proceeds
                                  from the sale of Debentures offered hereby by the Selling Debentureholders.

    Listing The Debentures are listed on the Pacific and Cincinnati Stock Exchanges and trade on the Pacific Stock Exchange under the symbol "AFIZ.P".

                    Summary Historical Financial Information

         The following table sets forth certain data (dollars in millions) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report and the Quarterly Reports. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                                    Three Months
                                                          Ended
                                                       March 31,                  Years Ended December 31,
                                                    ------------   -------------------------------------------
                                                    1995    1994      1994     1993      1992     1991    1990
    Operations Statement Data (1):

    Total Revenues    . . . . . . . . . . . . .     $553    $524   $2,103   $ 2,721  $ 3,929   $ 5,219 $ 7,761

    Earnings (Loss) From Continuing
        Operations Before Income Taxes  . . . .       39      35       44      262      (145)      119     49
    Earnings (Loss) From:
        Continuing Operations   . . . . . . . .       30      27       19      225      (162)       56     (9)
        Discontinued Operations   . . . . . . .       --      --       --       --        --        16      3

        Extraordinary Items . . . . . . . . . .       --    (16)      (17)      (5)       --        --     28
        Cumulative Effect of Accounting Change        --      --       --       --        85        --     --
    Net Earnings (Loss) . . . . . . . . . . . .       30      11        2      220       (77)       72     22
    Ratio of Earnings to Fixed Charges (2)  . .     1.84    1.43     1.69     2.62      2.15      1.54   1.12
    Ratio of Earnings to Fixed Charges
        and Preferred Dividends (2)   . . . . .     1.52    1.20     1.40     2.26      1.94      1.42   1.06

    Balance Sheet Data (1):
    Total Assets    . . . . . . . . . . . . . .  $10,858 $10,074  $10,550   $10,077  $12,389   $12,057 $11,500

    Long-term Debt:
        Parent Company  . . . . . . . . . . . .      490     571      490      572       557       559    558
        Subsidiaries  . . . . . . . . . . . . .      633     492      617      482     1,452     1,549  2,432

    Capital Subject to Mandatory Redemption   .        3      41        3       49        28        82     77
    Other Capital   . . . . . . . . . . . . . .      459     481      396      537       280       262    256


                                       -7-


    (1)       Due to  decreases in  ownership percentages in  1993, 1992 and
              1991,   AFC  ceased   accounting  for  certain   companies  as
              subsidiaries and began accounting for them as  investees.  AFC had accounted  for American Premier as a  subsidiary from 1992 through  the  first  quarter of  1993  due to  AFC's ownership exceeding 50%.  As a result of these changes, income statement and balance sheet  components are not comparable.  See  Note B of Notes to  Financial Statements and "Management's Discussion
              and Analysis - Results of Operations" in AFC's 1994 Form  10-K
              incorporated herein by reference.

    (2)       Fixed charges are computed on a "total enterprise" basis.  For purposes  of  calculating  the  ratios,  "earnings"  have been computed by adding to pretax earnings  (excluding discontinued
              operations)  the fixed  charges and  the minority  interest in earnings  of subsidiaries  having fixed charges  and deducting
              (adding) the  undistributed  equity in  earnings  (losses)  of investees.  Fixed charges include interest (excluding interest
              on  annuity  policyholders'  funds),   amortization  of   debt
              discount  and  expense,  preferred  dividend  requirements  of subsidiaries and  a portion  of rental  expense deemed  to  be representative of the interest factor.

                            INVESTMENT CONSIDERATIONS

              Prospective  investors  in   the  Debentures  should  consider
    carefully all of the information set forth in this Prospectus including the information in the documents incorporated by reference and, in particular, should evaluate the specific factors set forth below for risks involved with an investment in the Debentures.

    Holding Company Structure, Dividend Restrictions

              AFC is a holding company with almost all of its operations being conducted by its subsidiaries. AFC has continuing expenditures for administrative expenses and corporate services and, most importantly, for the payment of principal and interest on borrowings and for dividends on AFC preferred stock. AFC relies on dividends and tax payments from its subsidiaries, borrowings from affiliates as well as dividends from companies in which it has a significant investment for funds to meet its obligations.

              As of March 31, 1995, AFC had approximately $490 million of indebtedness outstanding at the parent holding company level. It had preferred stock outstanding at the same date which required annual dividend payments of approximately $26 million. Great American Holding Corporation, a wholly-owned subsidiary of AFC, had approximately $387 million, and other AFC subsidiaries had an additional $246 million, of indebtedness outstanding at March 31, 1995. AFC has significant assets at the parent company level but they are not sufficient to enable it to meet its ongoing needs for cash without the receipt of dividends and tax payments from its subsidiaries. Following completion of the Merger, an AFC subsidiary repaid $187 million of borrowings under its multi-bank revolving credit facility. Also, AFC redeemed all $133 million principal amount of its 12% Debentures due 1999 at par and all $52 million principal amount of its 12-1/4% Debentures due 2003 at 102.5% of par on May 3, 1995. The funds utilized for these repayments were borrowed from American Premier under a subordinated credit agreement under which AFC can borrow up to $675 million.

              Generally  over 90%  of the  dividends  AFC has  received from subsidiaries have come from its principal insurance subsidiary, Great American Insurance Company ("GAI"), which is domiciled in Ohio. Payments of dividends by GAI and AFC's other insurance subsidiaries are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval. During 1993, the
    State of Ohio revised its dividend law for Ohio-domiciled insurers. Under the new law, the maximum amount of dividends which may be paid without either prior approval or expiration of a 30-day waiting period without disapproval is the greater of statutory net income or 10% of policyholders' surplus as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. Without such approval, the maximum amount of dividends payable in 1995 from GAI based on its 1994 policyholders surplus is approximately $95 million. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written, and the ability to pay future dividends. Furthermore, the Ohio Insurance Department has broad discretion to limit the payment of dividends by insurance companies domiciled in Ohio.

    Cyclicality of the Insurance Industry, Impact of Catastrophes

              AFC's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in the results of operations. AFC's insurance operations have been subject to operating cycles and losses from catastrophes. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately eight years. The underwriting results for AFC's property and casualty operations have been adversely affected by this downcycle, particularly reflected in soft pricing in certain standard commercial lines of business. AFC believes that specialty lines of business will be less affected by supply/pricing pressures during downcycles than other lines of property and casualty insurance. Consequently, AFC believes that its emphasis towards specialty lines programs, larger accounts and loss sensitive and retrospectively rated policies will enhance its ability to achieve improved operating results during both upcycles and downcycles.

              As with other property and casualty insurers, AFC's operating results can be adversely affected by unpredictable catastrophe losses. AFC's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Major catastrophes in recent years included the Northridge earthquake in Southern California and the winter storms in the South and

    Northeast in 1994; winter storms and flooding in the Midwest in 1993; Hurricanes Andrew and Iniki, Chicago flooding and Los Angeles civil disorder in 1992; Oakland fires in 1991; and Hurricane Hugo and the San Francisco earthquake in 1989. Total net losses to AFC's insurance operations from catastrophes were $51 million in 1994; $26 million in 1993; $42 millon in 1992; $22 million in 1991; and $13 million in 1990.

    Ratings

              A.M.  Best   Company,  Inc.  ("Best"),  publisher   of  Best's
    Insurance Reports, Property-Casualty, has given GAI its rating of "A" (Excellent). Although some of the large insurance companies against whom GAI competes have a higher rating, AFC believes that the current rating is adequate to enable GAI to compete successfully. A downgrade in the Best rating below A (Excellent) could adversely affect the competitive position of GAI. Best's ratings are not designed for the protection of investors and do not constitute recommendations to buy, sell or hold any security.

    AFC's Investment Portfolio

              Approximately 94% of the bonds and redeemable preferred stocks held by AFC were rated "investment grade" (credit rating of AAA to BBB-) at March 31, 1995 and December 31, 1994, compared to less than 60% at the end of 1988. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade.

              At December 31, 1994, AFC held mortgage-backed securities, consisting primarily of collateralized mortgage obligations ("CMOs"), with a market value of $1.5 billion. At that date, interest only (I/Os), principal only (P/Os) and other "high risk" CMOs represented approximately eight-tenths of one percent of AFC's total mortgage-backed securities. AFC invests primarily in CMOs which are structured to minimize prepayment risk. In addition, the majority of CMOs held by AFC were purchased at a discount to par value. AFC believes that the structure and discounted nature of the CMOs will minimize the effect of prepayments on earnings over the anticipated life of the CMO portfolio. Substantially all of AFC's CMOs are rated "AAA" by Standard & Poor's Corporation and are collateralized primarily by GNMA, FNMA or FHLMC single-family residential pass-through certificates. The market in which these securities trade is highly liquid. Aside from interest rate risk, AFC does not believe a material risk (relative to earnings and liquidity) is inherent in holding such investments.

              AFC has generally followed a practice of concentrating its equity investments in a relatively limited number of issues rather than maintaining relatively limited positions in a larger number of issues. This practice permits concentration of attention on a limited number of companies in relatively few industries, principally insurance, utilities, financial services, food products, energy and communications. Some of the investments, because of their size, may not be as readily marketable as the typical small investment position. Alternatively, a large equity position may be attractive to persons seeking to control or influence the policies of a company and AFC's concentration in a relatively small number of companies and industries may permit it to identify investments with above average potential to increase in value. Because of its significant ownership percentage of the voting stock of several companies, AFC utilizes the equity method of accounting in certain companies. This method results in AFC including in its results its proportionate share of the investees' earnings and losses. At December 31, 1994, AFC utilized the equity method of accounting with respect to its investments of $526 million in American Premier; $237 million in Chiquita Brands International, Inc. ("Chiquita"); and $70 million in Citicasters Inc. ("Citicasters").

    Adequacy of Loss Reserves

              The insurance subsidiaries of AFC establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to environmental and asbestos type claims, such reserves are estimates involving projections at a given time of management's expectations as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation.

              In recent years, AFC's insurance subsidiaries have increased their premium writings in specialty commercial lines of business.
    Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

              AFC regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in reserves previously established for prior periods.

              AFC's insurance subsidiaries face liabilities for asbestos and environmental ("A&E") claims. A&E claims arise out of general liability and commercial multi-peril policies issued by GAI prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by GAI's policies.

              The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. GAI extends its definition of A&E claims to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects), and other latent injuries.

              Establishing   reserves   for  A&E   claims   is  subject   to
    uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, and the extent and times of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when the loss occurred and what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future.

              Based on known facts and current law, management believes that its reserves for A&E claims are adequate.

                          THE SELLING DEBENTUREHOLDERS

              Each Selling Debentureholder is a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (collectively the "Selling Debentureholder Funds"). Fidelity Management & Research Company, a Massachusetts corporation and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 ("FMRC"), provides investment advisory services to each of the Selling Debentureholder Funds, to certain other registered investment companies and to certain other funds that are generally offered to limited groups of investors. FMRC is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation. The Selling Debentureholders acquired the Debentures from the Company in a private transaction on May 24, 1995.

                                                         Beneficial                        Beneficial
                                                   Ownership of Debentures           Ownership of Debentures
                                                      Before Offering*                   After Offering*

                                                                Percentage of                      Percentage of
                     Selling                     Principal       Outstanding       Principal        Outstanding
                 Debentureholder                  Amount          Debentures         Amount         Debentures

     Fidelity Fixed Income Trust:               $6,930,000           2.7%             -0-               --
     Spartan High Income Fund

     Fidelity Puritan Trust:                   $13,860,000           5.5%             -0-               --
     Fidelity Puritan Fund

     Fidelity Charles Street Trust:            $13,860,000           5.5%             -0-               --
     Fidelity Asset Manager

     Fidelity Advisor Series II:                $8,580,000           3.4%             -0-               --
     Fidelity Advisor High Yield Fund

     Variable Insurance Products Fund:          $6,770,000           2.7%             -0-               --
     High Income Portfolio

    *Based on the aggregate principal amount of Debentures outstanding at June 1, 1995 and assumes all Debentures offered are sold.

              In connection with this offering, AFC has agreed to indemnify the Selling Debentureholders against certain liabilities under the Securities Act of 1933, or to contribute to payments that the Selling Debentureholders may be required to make in respect thereof.

                                 USE OF PROCEEDS

              The Company will receive none of the proceeds of this offering.


                              PLAN OF DISTRIBUTION

              The sale or distribution of the Debentures may be effected directly to purchasers by the Selling Debentureholders as principals or through one or more underwriters, brokers, dealers or agents from time to time (i) in one or more transactions on any exchange or in the over-the-counter market, or (ii) in transactions otherwise than in such markets. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Debentureholder or by agreement between the Selling Debentureholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Debentureholders effect such transactions by selling Debentures to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Debentureholders or commissions from purchasers of Debentures for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Debentureholders and any brokers, dealers or agents that participate in the distribution of the Debentures may be deemed to be underwriters, and any profit on the sale of Debentures by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

              Under the securities laws of certain states, the Debentures may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Debentures may not be sold unless the Debentures have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

              The Company  will  pay all  of the  expenses incident  to  the
    registration,  offering  and  sale  of  the  Debentures  to   the  public
    hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the

    Selling Debentureholders and any underwriters against certain liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Debentures by the Selling Debentureholders.


                            PRICE RANGE OF DEBENTURES

              As of May 31, 1995, approximately $253.8 million principal amount of the Debentures were outstanding. The Debentures are listed on the Pacific Stock Exchange ("PSE") and the Cincinnati Stock Exchange. The following table shows for the periods indicated high and low closing prices per $1,000 principal amount of the Debentures on the PSE. The prices shown do not necessarily represent actual transactions.

                                                   High          Low
                   1994
              Second Quarter (1)                 $  990        $  930
              Third Quarter                         969           920
              Fourth Quarter                        950           875

                   1995
              First Quarter                         956           913
              Second Quarter (Through May 31)     1,004           986

              (1)    The Debentures  were originally issued
                     in April 1994.

                            DESCRIPTION OF DEBENTURES

    General

              The Debentures are unsecured obligations of AFC and were issued under an Indenture between AFC and Star Bank, National Association as Trustee. The following statements are brief summaries of certain provisions of the Indenture and do not purport to be complete. The Indenture is on file with the Commission and references to the Indenture are qualified in their entirety by express reference to the Indenture.

              The Indenture provides for the issuance of up to $750 million principal amount of debentures of which approximately $50 million are being offered hereby. Approximately $203.8 million principal amount of Debentures were issued in 1994 in an exchange offer for other debt securities of AFC then outstanding and $50 million to the Selling Debentureholders on May 24, 1995. Additional Debentures may be issued in future exchange offers or in other transactions. The Debentures are issuable as registered debentures without coupons in denominations of $1,000 and any multiple thereof. The Debentures are exchangeable and transferable at the office of the transfer agent which the Company has designated as Securities Transfer Company, One East Fourth Street, Cincinnati, Ohio 45202. No service charge will be made for the transfer or exchange of Debentures, but AFC may require payment of sums sufficient to cover any tax or other governmental charge. (Sections
    2.03 and 2.06 of the Indenture; further references to Sections are references to the Indenture.)

    Principal, Maturity and Interest

              The Debentures bear interest at the rate of 9-3/4% per annum payable semi-annually on April 20 and October 20 each year to holders of record on the April 1 and October 1 next preceding the interest payment date. Interest on the Debentures will accrue from April 20, 1995. They will mature on April 20, 2004. Payments of principal and premium, if any, and interest payable on redemption (other than interest payable on April 20 and October 20) will be made at the office of the Paying Agent in Cincinnati, Ohio, upon surrender of the Debentures. (Section 3.01)

    Optional Redemption

              The Debentures will be redeemable after April 20, 1999 at the option of AFC, as a whole or in part, on not less than 30 nor more than 60 days' written notice, at the following prices, expressed in percentage of the principal amount, together with interest accrued to the date fixed for redemption. If redeemed on or after April 20 of:

                                                        Redemption
                      Year                                  Price

                      1999                                 104.75%
                      2000                                 103.25%
                      2001                                 101.75%
                      2002 and thereafter                  100.00%

              Redemptions will be made in $1,000 denominations with the Trustee determining the particular debentures to be redeemed by lot at its discretion. (Sections 4.01, 4.02 and 4.03)

    No Sinking Fund

              The Indenture contains no sinking fund provisions.

    No Financial Covenants

              The Indenture contains no provisions which restrict the issuance of additional securities, the incurring of additional debt, the declaration of dividends or the retirement of equity securities. The Indenture does not require the maintenance of any particular ratios or the creation or maintenance of reserves, nor does it contain any other financial covenants.

    Modification and Satisfaction of Indentures

              The Indenture may be amended or supplemented by AFC and the Trustee with the consent of the holders of not less than a majority in principal amount of the debentures then outstanding; but no modification of the terms of payment of principal or interest on the Debentures and no modification impairing or reducing the percentage required for modification will be effective against any holder without his consent. (Section 9.02)

              The Indenture may be satisfied and discharged upon cancel-lation of all the Debentures or, under certain conditions, upon deposit with the Trustee of funds or securities sufficient therefor. (Section 8.01)

    Limitations on Claims in Bankruptcy or on Acceleration Upon an Event of Default

              Under the Indenture, the Trustee or the holders of 25% of the debentures may declare an acceleration if an Event of Default occurs and is continuing, even if the bankruptcy of AFC does not result in or was not the cause of the Event of Default. Under the terms of the
    Indenture, should an acceleration be declared as a result of the occurrence and continuation of an Event of Default absent bankruptcy, the claim of a holder of Debentures is for the full principal amount of the holder's debentures. (Section 6.02)

              The amount that a holder would be able to recover from AFC, under a bankruptcy or an event of default, may, however, be limited by applicable law to the issue price (the market value at the time of issuance) of the Debentures plus the portion of any original issue discount which has been amortized.

    Events of Default

              The following events are defined in the Indenture as "Events of Default": failure to pay principal or premium when due for 20 days; failure to pay interest when due for 30 days; failure to perform any other covenants in the Indenture for 90 days after notice; certain events of bankruptcy, insolvency or reorganization of AFC; the occurrence of an event of default in any other instrument under which AFC has or may issue debt which has not been cured within 30 days after notice of such default; or failure to pay any funded debt in excess of $10,000,000 now existing or existing after the date of the Indenture within 20 days after stated maturity. Upon the happening and during the continuance of any Event of Default, the Trustee or the holders of at least 25% in principal amount of the outstanding Debentures may declare the principal and accrued interest of all debentures due and payable. The Indenture provides that such declaration and its consequences may, in certain events, be annulled by the holders of a majority in principal amount of the outstanding debentures. (Article 6)

              The Indenture provides that if a default occurs and is continuing and is actually known to the Trustee, the Trustee shall, within 90 days thereafter, give to the holders notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided that, except in the case of default in payment of principal of or interest in respect of the debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders. (Section 7.05)

              AFC must furnish to the Trustee within 120 days after the end of each fiscal year, a certificate of certain officers of AFC as to whether such persons have knowledge of any default under the Indenture. (Section 3.04)

              The holders of a majority in aggregate principal amount of outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, except that the Trustee shall not be so required to act unless reasonable indemnity shall be offered against the costs, expenses and liabilities of such act, or except as otherwise provided in the Indenture. (Sections 6.05 and 7.01)

    Trustee

              The Trustee serves as trustee under indentures relating to other debt of AFC and certain of its subsidiaries and affiliates and has
    loans outstanding to  certain subsidiaries and  affiliates of  AFC.   The
    Trustee has no other material relationship with AFC.

    Authenticating Agent, Paying Agent, Registrar

              Securities  Transfer  Company,  an  Ohio  limited partnership,
    Cincinnati, Ohio, has been designated by AFC as the Authenticating Agent, Paying Agent, and Registrar for the debentures. AFC may change the Authenticating Agent, Paying Agent and Registrar without prior notice. AFC is the general partner of Securities Transfer Company and subsidiaries and affiliates of AFC are limited partners. AFC or any of its subsidiaries or affiliates may act in such capacities.

                                  LEGAL MATTERS

              Certain   legal  matters,  including   the  validity   of  the
    Debentures offered hereby, will be passed upon for the Company by Keating, Muething & Klekamp.

                                     EXPERTS

              The consolidated financial statements of AFC appearing in AFC's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such report is based in part on the reports of Deloitte & Touche LLP, independent auditors, relating to the consolidated financial statements of American Premier Underwriters, Inc. and of Deloitte & Touche, independent auditors, relating to the consolidated financial statements of General Cable Corporation. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Debentureholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                                TABLE OF CONTENTS

    AVAILABLE INFORMATION   . . . . . . . . . . . . . . . . . . . . . .   3

    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE   . . . . . . . . .   3

    SUMMARY INFORMATION   . . . . . . . . . . . . . . . . . . . . . . .   5

    INVESTMENT CONSIDERATIONS   . . . . . . . . . . . . . . . . . . . .   9

    THE SELLING DEBENTUREHOLDERS  . . . . . . . . . . . . . . . . . . .  14

    USE OF PROCEEDS   . . . . . . . . . . . . . . . . . . . . . . . . .  15

    PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . .  15

    PRICE RANGE OF DEBENTURES   . . . . . . . . . . . . . . . . . . . .  16

    DESCRIPTION OF DEBENTURES   . . . . . . . . . . . . . . . . . . . .  17

    LEGAL MATTERS   . . . . . . . . . . . . . . . . . . . . . . . . . .  20

    EXPERTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

                                    AMERICAN
                                    FINANCIAL
                                   CORPORATION


                                   $50,000,000

                                9-3/4% Debentures
                               due April 20, 2004





                                   PROSPECTUS

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The following table sets forth the expenses in connection with the offering described in this Registration Statement:

    Securities and Exchange Commission registration fee*    . . . .   $17,113
    Accountants' fees and expenses    . . . . . . . . . . . . . . .     5,000
    Legal fees and expenses   . . . . . . . . . . . . . . . . . . .    10,000
    Blue Sky expenses   . . . . . . . . . . . . . . . . . . . . . .    10,000
    Miscellaneous expenses    . . . . . . . . . . . . . . . . . . .     7,887
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $50,000
    ________________
    *Actual; other expenses are estimated

    Item 15.  Indemnification of Directors and Officers.

    Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless deemed otherwise by the court. Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. The Registrant's Code of Regulations extends such indemnification.

    Item 16.  Exhibits and Financial Statement Schedules.
       Exhibit                     Description of Document
        Number

          2 Agreement and Plan of Acquisition and Reorganization dated December 9, 1994, as amended, as incorporated by reference to Amendment No. 1 to a Registration Statement on Form S-4 filed by American Premier Group, Inc. on January 20, 1995, Registration No. 33-56813.

          4 Form of Indenture dated as of March 25, 1994, between the Company and Star Bank, N.A., as Trustee relating to the 9-3/4% Debentures due April 20, 2004, as incorporated by reference to Amendment No. 1 to a Form T-3 filed by the Company on March 10, 1994, File No. 22-22177.

          5       Opinion of Keating, Muething & Klekamp.

         12       Computation of ratio of earnings to fixed charges.

         23.1     Consents of Independent Auditors.

         23.2     Consent of Keating, Muething & Klekamp (Contained on
                  Exhibit 5).

         24       Power of Attorney (contained on the signature page).

    Item 17.  Undertakings.

              (a)    The undersigned Registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              (c) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, as of the 6th day of June, 1995.

                            AMERICAN FINANCIAL CORPORATION


                            By:    Carl H. Lindner
                                --------------------------------
                                   Carl H. Lindner
                                   Chairman of the Board
                                   (Principal Executive Officer)

              Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person below whose signature is preceded by an (*) hereby constitutes and appoints Fred J. Runk and James C. Kennedy, or either of them, his true and lawful attorney and agent, to do any and all acts and instruments for him and in his name in the capacity indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable American Financial Corporation to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign amendments (including post effective amendments).

    Signature                             Capacity                Date


    * Carl H. Lindner
    --------------------------------      Director             June 6, 1995
    Carl H. Lindner


    * Carl H. Lindner III
    --------------------------------      Director             June 6, 1995
    Carl H. Lindner III

    * S. Craig Lindner
    --------------------------------      Director             June 6, 1995
    S. Craig Lindner


    *  Keith E. Lindner
    --------------------------------      Director             June 6, 1995
    Keith E. Lindner


    * James E. Evans
    --------------------------------      Director             June 6, 1995
    James E. Evans


     Fred J. Runk
    --------------------------------      Vice President       June 6, 1995
    Fred J. Runk                           and Treasurer
                                           (Principal Accounting
                                           and Financial Officer)

                                  EXHIBIT INDEX


          Exhibit Number                  Description of Document

                2* Agreement and Plan of Acquisition and Reorganization dated December 9, 1994, as amended, as incorporated by reference to Amendment No. 1 to a Registration Statement on Form S-4 filed by American Premier Group, Inc. on January 20, 1995, Registration No. 33-56813.

                4* Form of Indenture dated as of March 25, 1994, between American Financial Corporation and Star Bank, N.A., as Trustee relating to the 9-3/4% Debentures due April 20, 2004, as incorporated by reference to Amendment No. 1 to a Form T-3 filed by the Company on March 10, 1994, File No. 22-22177.

                5*              Opinion of Keating, Muething & Klekamp.

                12 Computation of ratio of earnings to fixed charges.

                23.1            Consents of Independent Auditors.

                23.2 Consent of Keating, Muething & Klekamp (Contained on Exhibit 5).

                24              Power of Attorney (contained on the
                                signature page).



     *Previously filed or incorporated by reference as indicated.

    EXHIBIT 5

                           Keating, Muething & Klekamp
                             One East Fourth Street
                             Cincinnati, Ohio 45202

                                  June 6, 1995


    American Financial Corporation
    One East Fourth Street
    Cincinnati, Ohio   45202

    Ladies and Gentlemen:

              We have acted as your counsel in connection with the prepara-tion of a Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission on June 6, 1995. The Registration Statement relates to the offering of up to $50,000,000 aggregate principal amount of the Company's 9-3/4% Debentures due April 20, 2004 (the "Debentures") by the holders thereof.

              In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate as a basis for the opinion set forth below, including (i) the Registration Statement (together with the form of preliminary prospectus forming a part thereof (the "Prospectus")), in the form filed by the Company with the Commission, (ii) the Indenture dated as of March 24, 1994 between the Company and Star Bank, National Association, as Trustee (the "Indenture"), (iii) the form of the Debentures issuable under the Indenture, (iv) the Articles of Incorporation and Code of Regulations of the Company, each as amended to the date hereof, and (v) resolutions of the Executive Committee of the Board of Directors of the Company relating to the filing of the Registration Statement and the issuance of the Debentures. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to any facts material to the opinion expressed herein that were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

              Members of our firm are admitted to the bar in the State of Ohio, and we do not express any opinion as to the laws of any other jurisdiction other than the laws of the United States of America and the General Corporation Laws of the State of Ohio.

              Based upon and subject to the foregoing, we are of the opinion that the Debentures constitute valid and binding obligations of the Company, entitled to the benefits provided in the Indenture and enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

              We hereby consent to the reference to our firm under the heading "Legal Matters" in the Prospectus and the filing of this opinion as an exhibit to the Registration Statement.

                                                 Very truly yours,

                                                 KEATING, MUETHING & KLEKAMP


                                                 By:  Gary P. Kreider
                                                     -----------------------
                                                      Gary P. Kreider

    EXHIBIT 12

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES


               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                    AND FIXED CHARGES AND PREFERRED DIVIDENDS
                             (Dollars in Thousands)

                                                        Three Months Ended
                                                             March 31,
                                                        ------------------
                                                        1995           1994
                                                     ----------     --------

    Pre-tax income                                    $39,102       $18,945
    Minority interest in subsidiaries
       having fixed charges                             3,362         2,113
    Less undistributed equity in
       earnings of investees                          (16,756)       (6,565)
    Fixed charges:
       Interest expense                                29,037        32,200
       Debt discount and expense                          271           301
       One-third of rentals                             1,292         1,173
                                                      -------       -------
                EARNINGS                              $56,308       $48,167
                                                      =======       =======
    Fixed charges:
       Interest expense                               $29,037       $32,200
       Debt discount and expense                          271           301
       One-third of rentals                             1,292         1,173
                                                      -------       -------
                FIXED CHARGES                         $30,600       $33,674
                                                      =======       =======
    Fixed charges and preferred dividends:
       Fixed charges - per above                      $30,600       $33,674
       Preferred dividends                              6,349         6,511
                                                      -------       -------
                FIXED CHARGES AND
                   PREFERRED DIVIDENDS                $36,949       $40,185
                                                      =======       =======

    Ratio of Earnings to Fixed Charges                   1.84          1.43
                                                         ====          ====

    Ratio of Earnings to Combined Fixed
       Charges and Preferred Stock Dividends             1.52          1.20
                                                         ====          ====

    EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITORS


    We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of American Financial Corporation for the registration of $50 million principal amount of its 9-3/4% Debentures due April 20, 2004 and to the incorporation by reference therein of our report dated March 28, 1995, with respect to the consolidated financial statements and schedules of American Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1994, filed with the Securities and Exchange Commission.


                                                            ERNST & YOUNG LLP



    Cincinnati, Ohio
    June 6, 1995



                         CONSENT OF INDEPENDENT AUDITORS


    We consent to the incorporation by reference in the Registration Statement on Form S-3 of American Financial Corporation, for the registration of its 9-3/4% Debentures due April 20, 2004, of (a) the report of Deloitte & Touche LLP dated February 15, 1995 relating to the consolidated financial statements of American Premier Underwriters, Inc. and (b) the report of Deloitte & Touche dated February 18, 1994 relating to the consolidated financial statements of General Cable Corporation, both appearing in the American Financial Corporation Annual Report on Form 10-K for the year ended December 31, 1994, and to the reference to Deloitte & Touche LLP and Deloitte & Touche under the heading "Experts" in the Prospectus, which is part of such Registration Statement.


                                                       DELOITTE & TOUCHE LLP



    Cincinnati, Ohio
    June 6, 1995